



Betterhalf Data Dashboard / City Profit/Loss -- Bangalore

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Events & Cohorts

A _backend_payment_success
Aa plan_amount
Sum

Aa User › City
Is Bangalore or Bengaluru

B _backend_user_registration_co...
Count Total

Aa User › verification_status
Is auto_verified or verified_by_admin

And all

Aa User › City
Is Bangalore or Bengaluru

Formulas

Total payment (City) (A)

Total marketing spend (City - CAC external spen

Jan 1, 2022 — Nov 30, 2022 | Today | Yesterday | 7D | 30D | 3M | 6M | 12M | Compare | Linear | Month | Line

Total payment (City)
Total marketing spend (City - CAC external spend)
Net ROI
4M
3M
2M
1M
0
January
February
March
April
May
June
July
August
September
October
November
1
1
2
1
2
2
7
13
8

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| Formula 3 | Average | May 2022 | Jun 2022 | Jul 2022 | Aug 2022 | Sep 2022 | Oct 2022 | Nov 2022 |
|---|---|---|---|---|---|---|---|---|
| Total payment (City) | 1.83M | 1.78M | 1.6M | 1.55M | 1.93M | 2.2M | 2.98M | 2.84M |
| Total marketing spend (... | 1.05M | 1.29M | 1.03M | 982,250 | 987,500 | 989,000 | 994,500 | 860,000 |
| Net ROI | 992,707.1 | 740,502 | 773,858 | 762,271 | 1.14M | 1.41M | 2.19M | 2.16M |